FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

OTHER NEWS

Subject: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian exchanges.

Pursuant to Regulation 30 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 and our earlier disclosure dated March 4, 2019 regarding the acquisition of 9.9% stake in IFFCO Kisan Finance Limited (erstwhile Kisan Rural Finance Limited) (Kisan Finance) by ICICI Bank, we wish to update you that Kisan Finance has proposed to raise fresh equity capital from a new investor. Accordingly, on January 14, 2020, ICICI Bank entered into an Amended Shareholders Agreement with Kisan Finance and other parties. Post the proposed capital raise by Kisan Finance, ICICI Bank’s shareholding in Kisan Finance will reduce from 9.9% to 7.4%.

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	January 15, 2020	By:	/s/ Mr. Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager